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For more information please contact:

Aymar Giglio Jr.                                       Monica Lopes
Companhia Brasileira de Distribuicao                   Edelman Financial
(55-11) 886-0421                                       (212) 704-4428
aymar@paodeacucar.com.br                               Monica_Lopes@edelman.com
Fernando Tracanella
(55 11) 886 0421
ftraca@paodeacucar.com.br

                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                     ANNOUNCES ELECTRONIC COMMERCE PROJECT

Sao Paulo, Brazil, March 01st, 2000 - Companhia Brasileira de Distribuicao - CBD (NYSE:CBD, BOVESPA:PCAR4) - will announce today in a press conference the hiring of executives who, together with Andersen Consulting, will develop the Electronic Commerce Project of Grupo Pao de Acucar.

This project is based on the successful Pao de Acucar Delivery Program, but it has a new and innovating marketing concept. This new concept will involve not only the electronic commerce of food and non-food products, but also the development of partnerships in content and services, offering a complete solution to the consumer.

This project will be headed by Ms. Deborah Wright, a professional with large experience in retailing and consumer goods, acquired in Companies such as Kibon and Tintas Coral and, more recently, as General Director at Parmalat Brasil. Mr. Cyro Averbach will be responsible for the Financial Area of this project. Mr. Averbach has a large experience in the financial market, having worked at Institutions such as JP Morgan, Paribas and Societe Generale, and having participated in CBD's Initial Public Offering in 1995. CBD's Technology Area will count on Mr. Luis Furtado, a professional with a 12-year experience at IBM Brasil. Logistics will be coordinated by Mr. Wilson Roberto Goncalves, current Logistics Director at Grupo Pao de Acucar. The Marketing Area will be under the responsibility of Mr. Luiz Pimentel, who worked at companies such as Nestle, Johnson&Johnson, Pao de Acucar and, more recently, Compaq. The Alliances Management will be headed by Juliana Behring, who was in charge of Pao de Acucar Delivery.

CBD, conscious of Brazil's potential in the e-commerce area, will seize all the synergies existing with its solid operation in traditional retailing, using state-of-the-art distribution and technology in order to achieve a differentiated position in this new and promising business.

CBD operates a total of 347 stores in 11 Brazilian states through three different formats: Supermarkets, represented by Pao de Acucar and Barateiro Divisions; Hypermarkets, represented by Extra Division and home appliance stores (Eletro Division).

                       http: //www.grupopaodeacucar.com.br

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